UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

(Code:8306)

Notice regarding Losses on write-down of investments in subsidiaries and affiliates,

and one-time amortization of goodwill (Under Japanese GAAP)

Tokyo, September 30, 2009 — Mitsubishi UFJ Financial Group, Inc. (“MUFG”) hereby announces that, on a non-consolidated basis, it has planned to recognize losses on write-down of investments in subsidiaries and affiliates, of which fair values are significantly deteriorated, for the three months ended September 30, 2009.

On a consolidated basis, MUFG expects to recognize one-time amortization of goodwill, associated with the losses on write-down of investments in subsidiaries and affiliates on a non-consolidated basis. The losses on write-down of investments in subsidiaries and affiliates on a non-consolidated basis will be eliminated on a consolidated basis.

1. Losses on write-down of investments in subsidiaries and affiliates on a non-consolidated basis

(in billions of Japanese yen, except percentages)
(A)	The amount of losses on write-down of investments in subsidiaries and affiliates for the three months ended September 30, 2009	126.4
(B)	Net assets as of March 31, 2009 A/B×100	7,717.3 1.6%
(C)	Ordinary profits for the fiscal year ended March 31, 2009 A/C×100	244.3 51.7%
(D)	Net income for the fiscal year ended March 31, 2009 A/D×100	299.9 42.1%

Because MUFG Group uses a reversal method for recording losses on write-down of marketable equity securities at quarter ends, the amount of losses on write-down of marketable equity securities for the fiscal year ending March 31, 2010 may fluctuate depending on share prices at March 31, 2010 and other factors.

2. One-time amortization of goodwill on a consolidated basis

On a consolidated basis, MUFG expects to recognize a loss of 28.0 billion yen on one-time amortization of goodwill, associated with the losses on write-down of investments in subsidiaries and affiliates on a non-consolidated basis. The amount of loss on one-time amortization of goodwill for the fiscal year ending March 31, 2010 may fluctuate, because it will be reviewed due to the reversal of recorded losses on write-down of the above investments in subsidiaries and affiliates.

3. Outlook

MUFG’s financial results for the second quarter ended September 30, 2009 are currently being prepared.

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Contact:

Public Relations Division

Mitsubishi UFJ Financial Group, Inc.

Tel: 81-3-3240-7651

This press release contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.